		EXHIBIT 12
HERSHEY FOODS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands of dollars except for ratios) (Unaudited)

	For the Nine Months Ended
	October 1, 2000	October 3, 1999
Earnings:

Income before income taxes	$ 357,741	$ 567,207	(a)

Add (deduct):

Interest on indebtedness	59,953	58,034
Portion of rents representative of the Interest factor (b)	9,630	8,344
Amortization of debt expense	367	364
Amortization of capitalized interest	3,178	2,825

Earnings as adjusted	$ 430,869	$ 636,774
Fixed Charges:

Interest on indebtedness	$ 59,953	$ 58,034
Portion of rents representative of the Interest factor (b)	9,630	8,344
Amortization of debt expense	367	364
Capitalized interest	20	1,214

Total fixed charges	$ 69,970	$ 67,956
Ratio of earnings to fixed charges	6.16	9.37
NOTE:
(a)	Includes a gain of $243.8 million on the sale of the Corporation's pasta business.
(b)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.